Schering Aktiengesellschaft
Berlin

Information for the Shareholders*

Muellerstrasse178
13353 Berlin
Germany

March 16, 2001



Dear Sirs,

We invite our company's shareholders to attend our Annual General Meeting on

Thursday, April 26, 2001, at 10 a.m.
at the International Congress Centre (ICC Berlin),
Neue Kantstrasse / Messedamm,
14055 Berlin (Charlottenburg).

We enclose the text of the Announcement of the Annual General Meeting which appears in the Bundesanzeiger (Federal Gazette) No. 53 dated March 16, 2001.
It contains the agenda and proposals of the Executive Board and the Supervisory Board on the individual items of the agenda. In addition, it contains the report of the Executive Board on item 7 and additional explanatory notes on items 2, 5, 8 and 9.

If you would like to receive a copy of the Annual Report on the 2000 financial year, please contact us by either calling +4930/465-8744, faxing +4930/461-8440, writing to Schering AG, Corporate Communication,
13342 Berlin, or by contacting the bank that manages your securities portfolio. From March 16, 2001, you can also access the Annual Report over the Internet at http://www.schering.de under "Investor Relations". You can also order a printed copy over the Internet via "News/Infoservice".

You can reach the ICC Berlin by public transport (U-Bahn station Kaiserdamm, S-Bahn stations Westkreuz and Witzleben). Parking is available at the free car parks in front of the exhibitions grounds (Messehallen) close to the ICC Berlin, as well as in the ICC's multistory car park.

Schering Aktiengesellschaft
Executive Board



* This is an unauthorized translation of the original German version, prepared for the convenience of our English-speaking shareholders. For the authorized version please refer to the German
"Mitteilungen fuer die Aktionaere".

__________________________________________________________________________


Schering Aktiengesellschaft
(security code No. 717 200)

ANNOUNCEMENT
Our shareholders are hereby invited to the Annual General Meeting to be held on Thursday, April 26, 2001, at 10 a.m. at the International Congress Center (ICC Berlin), Neue Kantstrasse/Messedamm, 14055 Berlin (Charlottenburg).


AGENDA

1. Presentation of the certified Financial Statements of Schering AG, the Consolidated Financial Statements, the Management Report for Schering AG and the Schering Group for the 2000 financial year including the Report by the Supervisory Board.

2. Resolution on the appropriation of retained earnings
The unappropriated retained earnings of Schering AG for the 2000 financial year amounted to EUR 198,000,000. The Executive Board and the Supervisory Board propose distributing the unappropriated retained earnings to the shareholders in the form of a dividend of EUR 0.67 per share plus a bonus of EUR 0.33 per share.

3. Resolution on the discharge (Entlastung)* of the Executive Board
The Supervisory Board and the Executive Board propose the discharge (Entlastung)* of the members of the Executive Board during the 2000 financial year for that period.

4. Resolution on the discharge (Entlastung)* of the Supervisory Board The Supervisory Board and the Executive Board propose the discharge (Entlastung)* of the members of the Supervisory Board during the 2000 financial year for that period.

5. Supplementary election to the Supervisory Board
Dr Juergen Krumnow, Mr Klaus Subjetzki and Prof. Dr Meinhart Zenk have resigned as members of the Supervisory Board elected by the Annual General Meeting with effect from the close of the Annual General Meeting on April 26, 2001. The Supervisory Board proposes to the Annual General Meeting the election of the following persons as Supervisory Board members for the shareholders for the remaining period of office, i.e. until the end of the Annual General Meeting which will have the task of deciding on the discharge Entlastung)* for the 2003 financial year:
- Dr Mathias Doepfner, member of the Executive Board of
  Axel-Springer-Verlag AG, Berlin,
- Mr Hermann-Josef Lamberti, member of the Executive Board of
  Deutsche Bank AG, Frankfurt/Main,
- Dr Giuseppe Vita, Chairman of the Executive Board of Schering AG, Berlin.


According to section 96 subsection 1 and section 101 subsection 1 of the German Stock Corporation Act [AktG], section 1 subsection 1, section 5 subsections 1 and 7 of the German Codetermination Act [MitbestG], and
section 8 of the Articles of Incorporation, the Supervisory Board is made up of 8 members elected by the Annual General Meeting and 8 members elected by the employees according to the regulations of the Codetermination Act. The Annual General Meeting is not bound by nominations.

6. Election of the auditors for the 2001 financial year
The Supervisory Board proposes electing BDO Deutsche Warentreuhand Aktiengesell-schaft Wirtschaftspruefungsgesellschaft, Berlin, and BDO International GmbH Wirtschaftspruefungsgesellschaft, Hamburg, as the auditors of the Financial Statements of Schering AG and the Consolidated Financial Statements for the 2001 financial year.

7. Stock options, conditional capital, amendment to the Articles of Incorporation
The Executive Board and the Supervisory Board propose the following resolutions:

a)	Authorization to grant stock options:
The Executive Board of the Company is authorized to launch until September 30, 2003 a stock option plan and to grant option rights on up to 5,000,000 shares in the Company with a term of up to seven years respectively for persons belonging to the group of beneficiaries described under number (1) below. There shall be no subscription right for shareholders.
The shares and stock options can also be taken over by a bank with the obligation to transfer them to the individual beneficiaries pursuant to number (1) below according to the instructions of the Company. The option rights can be satisfied either
- by utilizing the conditional capital proposed for resolution under letter b) below, or
- by own shares held by the Company, or
- by means of a cash settlement equal to the difference between the exercise price and the stock price at the time of exercise.

The options on the purchase of shares in the Company shall be granted, and these shares issued, according to the following stipulations:

(1) Beneficiaries
Persons belonging to one of the following groups of beneficiaries shall be entitled to purchase stock options and receive shares in the Company:

(a) the members of the Executive Board, selected executives of the Company, as well as selected company officers and executives of affiliated companies (Top Executives);

(b) further selected company officers, as well as further selected specialists and executives of the Company and companies affiliated with the Company
Key Managers).

The Executive Board of the Company shall determine the circle of beneficiaries and the number of stock options to be granted to them respectively - where appropriate after consulting the affiliated company concerned. Notwithstanding the above, the Supervisory Board shall make this determination with reference to the members of the Executive Board.

The total volume of the option rights shall be distributed among the groups of beneficiaries pursuant to section 193 subsection 2 number 4 of the German Stock Corporation Act [AktG] as follows:

- up to 350,000 option rights for the members of the Company's Executive Board,

- up to 500,000 option rights for the members of the managements of affiliated companies; of these, up to 200,000 option rights shall be distributed among the group called Top Executives,

- up to 4,150,000 option rights for specialists and executives of the Company and companies affiliated with the Company; hereof up to 800,000 option rights shall be distributed among the group called Top Executives.

Members of the Company's Executive Board and the managements of affiliated companies, as well as other entitled employees of the Company and affiliated companies, who are simultaneously members of the management of an affiliated company or a different affiliated company shall receive the option rights only once, i.e. either as a member of the Company's Executive Board, or as a member of the management of the affiliated company, or as an employee of the Company or the affiliated company, and in each case only from the volume of option rights reserved for the respective group of beneficiaries

(2) Right to purchase shares
Each stock option grants the holder of the option the right to purchase a share in the Company against payment of the exercise price according to number
(4) below.

(3) Allotment periods
The stock options shall be allotted to the beneficiaries no later than three months after the grant resolution date. Within the framework of the overall volume, the stock options shall be issued in up to three annual tranches, beginning with the year 2001, and subject to the proviso that no tranche shall account for more than 50 per cent of the overall volume of option rights.

(4) Option exercise price and success goal
The beneficiaries pursuant to number (1) letter (a) shall receive the options only if they purchase one share of the Company for every 10 options and have these shares blocked until the options are exercised. Furthermore, at the time of exercise of the option,

- the Schering stock price must have risen by at least 30 per cent over the price quoted on the grant resolution date, or

- Schering's stock must have outperformed the MSCI World Pharmaceutical & Biotech Index since the grant resolution date

The exercise price for these options shall correspond to the price of Schering stock officially quoted on the stock exchange on the grant resolution date.

The beneficiaries pursuant to number (1) letter (b) shall receive options giving them the right to purchase shares in the Company at an exercise price that is 10 per cent higher than the price of Schering stock officially quoted on the stock exchange on the grant resolution date.

(5) Protection against share dilution
The exercise price shall be adjusted accordingly, if the Company increases its share capital or sells own shares or issues new bonds with conversion and/or options rights during the term of the stock options and in this context grants its shareholders a direct or indirect subscription right. Furthermore, the option rights also can be adjusted in the event of a capital reduction, a re-denomination of the shares (stock split), or the grouping of shares, as well as in the case of bonuses or extraordinary dividend outpayments in cash and/or in kind in accordance with the mercantile customs at the German stock exchange. In the event of a capital increase out of corporate funds, sections 216 and section 218 must also be taken into account. Section 9 subsection 1 of the German Stock Corporation Act [AktG] shall remain unaffected.

(6) Vesting periods and exercise periods
The options may not be exercised within the first three years (vesting period) after the grant resolution date, and thereafter only during the four years following the vesting period (exercise period).

(7) The exercising of options
The stock options may not be transferred or pledged, and may only be exercised by the beneficiary. The terms and conditions of the options contain specific regulations on the treatment of special cases, such as the retirement of a beneficiary from the group or the death of a beneficiary.

(8) Regulation of details
The Executive Board is authorized to lay down further details on the issue of shares out of conditional capital and on the further terms and conditions of the share option plan - including the terms and conditions of options - for the beneficiaries in observance of the above regulations; notwithstanding the above, the Supervisory Board shall make decisions for the Executive Board also on these matters. These further details shall include in particular provisions on the distribution of the option rights among the entitled groups of beneficiaries, the procedure of allotment to the individual beneficiaries, the exercise of the option rights, and other procedural regulations

b) Conditional capital
The share capital of the Company shall be conditionally increased by up to EUR 5,000,000.00 by the issue of up to 5 million new shares in the Company on the same terms - i.e. involving the same rights as laid down by the Articles of Incorporation - as previously issued shares (conditional capital:
Bedingtes Kapital II). The new shares shall participate in profits from the beginning of the financial year for which, at the time of exercise of the option, no Annual General Meeting resolution has yet been passed on the appropriation of retained earnings.

The conditional capital shall serve the satisfaction of exercised option rights granted until September 30, 2003, on the basis of the authorization resolution passed by the Annual General Meeting on April 26, 2001 pursuant to letter a) above. The conditional capital increase shall only be implemented to the extent that the stock options are issued and the holders of these stock options exercise their right to purchase shares in the Company, and the Company or its subsidiary companies do not grant any of their own shares or a cash settlement in satisfaction of the option rights.

c) Amendment to the Articles of Incorporation
The following new subsection 5 shall be added to section 4 of the Articles of Incorporation (Share Capital); the present subsection 5 shall become subsection 6.
"The share capital of the Company is conditionally increased by up to EUR 5,000,000.00 (Bedingtes Kapital II). The conditional increase in capital shall only be implemented to the extent that the holders of stock options issued by Schering Aktiengesellschaft on the basis of the authorization resolution passed by the Annual General Meeting on April 26, 2001, exercise their option rights and the option rights are not satisfied by the granting of own shares held by the Company or by cash settlement. The new shares will be issued on the same terms - i.e. involving the same rights as laid down by the Articles of Incorporation - as previously issued shares."


8. Authorization to purchase own shares of the Company
The Executive Board and the Supervisory Board propose the following resolutions:

a)	The Annual General Meeting of the Company held on April 27, 2000, authorized the Executive Board to purchase own shares of the Company by September 30, 2001, under conditions stipulated in detail in said resolution. This authorization is hereby revoked.

b)	The Executive Board is authorized to purchase own shares of the Company for the purposes permitted under section 71 subsection 1 number 8 of the German Stock Corporation Act [AktG] by September 30, 2002. If own shares of the Company are purchased in order to satisfy option rights based on the stock option plan proposed under item 7 above, the subscription right of the shareholders shall be excluded. Overall, shares may be purchased on the basis of this authorization reflecting a proportion of share capital of up to EUR 15,000,000.

The purchase price of a Schering share must not be more than 5 per cent above or more than 10 per cent below the average closing price of the share on the stock exchange (Xetra) on the three business days preceding the respective transaction leading to the commitment to purchase the shares of the Company. In the event of a public purchase offer, the purchase price for one share may not exceed or fall below the average Xetra closing price on the three trading days prior to publication of the offer by more than 20 per cent.

The Executive Board shall be entitled to recall shares without the need for further resolutions by the Annual General Meeting; the Supervisory Board shall be entitled to amend the Articles of Incorporation in line with the extent of the capital reduction.


9. Further amendments to the Articles of Incorporation
The Executive Board and the Supervisory Board propose the following resolutions:

a) Section 4 subsection 3 sentence 1 of the Articles of Incorporation shall read as follows:

"The share capital is conditionally increased by EUR 11,538,462
(Bedingtes Kapital I)."

b) The previous section 4 subsection 5 sentence 3 of the Articles of Incorporation shall be deleted.

c) Section 21 of the Articles of Incorporation shall read as follows:

"The regulations of the German Commercial Code [HGB] for incorporated companies and the regulations of the German Stock Corporation Act [AktG] shall apply to the rendering of accounts by the Company and the Group."


Report by the Executive Board to the Annual General Meeting on Item 7 on the Agenda

Share options are today among the important components of modern and variable remuneration systems in globally operating companies; this applies in particular in the pharmaceutical and biotechnology sector. With its two share option plans in 1998 and 2000 Schering undertook initial steps to offer a relatively small circle of selected executives an internationally competitive form of remuneration. One of the positive effects of the registration of Schering's stock on the New York Stock Exchange (NYSE) in October 2000 was that we can now offer share options to a broader circle of employees in the USA.

Schering's goal of expanding our business in the United States, the largest pharmaceutical market in the world, has made it even more important for Schering to attract and retain highly-qualified personnel, specifically in the US. In view of the fierce competition for executive and other talented staff, we are in constant danger of losing good members of staff, whom our competitors can entice away with share options. This is why we want to incorporate the top performers in the group companies into the share option program to a greater extent than we have done up to now.

If we were to continue financing the proposed share option program solely via our income statement, this would cause a substantial burden on our results. Our competitors, particularly in the US, organize their programs in a way that does not affect their net income according to US GAAP. Our present new share option plan has been drawn up with the aim of improving our competitive position in the personnel market, while at the same time avoiding a substantial burden on profits according to US GAAP. In this context we want to maintain substantial, sophisticated elements of our past programs, such as personal investment in Schering shares as a precondition of participation for the most important executives and a three-year blocking period.

The Executive Board and the Supervisory Board therefore propose to the Annual General Meeting a resolution on a share option plan with the following central elements:

The intention is to issue options on up to 5 million shares of Schering AG with subscription rights within the framework of the Schering share option plan in the period up to September 30, 2003.

The share options are issued to members of the Company's Executive Board, selected members of the managements of affiliated companies, as well as to selected executives and other top performers of the group companies including Schering AG.

The approximately 65 Top Executives pursuant to item 7 a) (1) (a) on the agenda will only receive option rights if they have previously brought in one share of the Company for every 10 options to a blocked security deposit. The options received can be exercised after three years at the earliest, and then only if the Schering stock price at the time of exercise has risen by at least 30 per cent compared to the price quoted on the grant resolution date, or if Schering stock has outperformed the MSCI World Pharmaceutical & Biotech Index. This index contains the most important global pharmaceutical and biotech companies. The exercise price for these options will correspond to the official price of the Schering share quoted on the grant resolution date.

The regulation for the beneficiaries pursuant to item 7 a) (1) (b) on the agenda (Key Managers) is that the exercise price lies 10% higher than the market price on the grant resolution date. Here, too, the share options cannot be exercised until 3 years later at the earliest. This definition takes into account the requirements of the personnel market, particularly in the United States, and the US GAAP accounting rules, so that the accounting need not have an effect on net income.

Each share option involves the right to purchase a share in the Company subject to the proviso that the Company can satisfy the option right by granting its own shares or paying a cash settlement worth the same amount, instead of granting new shares from conditional capital, in order to avoid the dilution that an increase in share capital would entail. Each tranche of the options has a term of 7 years.

The decision on the granting of share options to members of the Company's Executive Board is incumbent on the Supervisory Board. Otherwise, the Company's Executive Board is responsible for granting share options within the framework of the authorization granted by the Annual General Meeting to executives of the Company, as well as to members of the managements and other executives of the affiliated companies - where appropriate after consulting the affiliated companies concerned.

In order to facilitate the technical execution of the plan, it is also possible for the shares and share options to be taken over by a bank with the obligation of transferring them to the beneficiaries on the instructions of the Company as in the case of the direct subscription right (section 186 subsection 5 of the German Stock Corporation Act [AktG]).

The allotment of the options should be carried out within a period of three months respectively after the grant resolution date. The total volume should be issued in up to three annual tranches; no tranche shall account for more than 50 per cent of the overall volume of option rights.

The participants in the share option plan will be informed about the laws on prohibited insider dealings and the insider trading rules that apply within the Company.
Further details and terms of the share option plan are the responsibility of the Executive Board and, to the extent that members of the Executive Board receive share options, of the Supervisory Board.

In order to hedge the option rights based on the share options, a conditional capital shall be created amounting to up to EUR5,000,000, divided into up to 5 million shares. Furthermore, the resolution proposal provides for the possibility of satisfying beneficiaries' option rights by granting them own shares held by the Company or a cash settlement. The conditional capital will not be taken up to the extent that use is made of these additional possibilities. An amount of EUR 5,000,000 in conditional capital corresponds to approximately 2.5 per cent of the share capital as per December 31, 2000. In the opinion of the Executive Board and the Supervisory Board, such a percentage is justified in view of the number of beneficiaries, the term of the allocation, and the positive effects connected with the share option plan. The proposed share option plan will enable the Company to attract and retain additional top performers for the Company, as well as establishing an incentive for increasing Company value.


Additional explanatory notes

On item 2 on the agenda
Resolution on the appropriation of retained earnings

Payment of a dividend of EUR 0.67 per share plus a bonus of EUR0.33 per share is proposed.

The aim of the proposed payment of a bonus is to take into account the final opportunity of German shareholders to apply a tax credit of 3/7 of the dividend against their tax before the tax reform comes into force in Germany.


On item 5 on the agenda
Supplementary election to the Supervisory Board

Dr Juergen Krumnow, Mr Klaus Subjetzki and Prof. Dr Meinhart Zenk have resigned from the Supervisory Board with effect from the close of the Annual General Meeting on April 26, 2001. It is proposed to the Annual General Meeting that Dr Mathias Doepfner, Mr Hermann-Josef Lamberti and
Dr Giuseppe Vita be elected as Supervisory Board members for the shareholders. Dr Giuseppe Vita's tenure as a member and the Chairman of the Executive Board ends at the close of the Annual General Meeting on April 26, 2001.

Dr Doepfner is a member of the Supervisory Board of AKTUELL Presse-Fernsehen GmbH & Co. KG, Hamburg, Content Suite AG, Hamburg, Media1 Beteiligungs GmbH, Berlin, SAT.1 Beteiligungs GmbH, Berlin and Mainz, and Moser Holding AG, Innsbruck, and a member of the Administrative Board of HandelsZeitung und Finanzrundschau AG, Zurich.

Mr Lamberti is Chairman of the Supervisory Board of european transaction bank AG, Eschborn, and Moneyshelf.com AG, Frankfurt/Main, and a member of the Supervisory Board of Deutsche Bank 24 AG, Frankfurt/Main, and SupplyOn AG, Munich. He is also a member of the Board of Directors of Bankers Trust Company, New York, Bankers Trust Corporation, New York, Euroclear Clearance System p.l.c., London, and Euroclear Bank S.A., Baar.

Dr Vita is Chairman of the Supervisory Board of Hugo Boss AG, Metzingen, and a member of the Supervisory Board of Allianz Lebensversicherungs-AG, Stuttgart,
Berliner Kraft und Licht (BEWAG)-AG, Berlin, Continental AG, Hanover, Degussa AG, Duesseldorf, Dussmann AG & Co. KGaA, Berlin, and
Lazard & Co. GmbH, Frankfurt/Main. He is also Chairman of the
Consiglio di Amministrazione of Deutsche Bank S.p.A., Italy, and a member of the Consiglio di Amministrazione Riunione Adriatica di Sicurta (RAS) S.p.A., Italy

On item 8 on the agenda
Authorization to purchase own shares of the Company

It is intended that the authorization given to the Executive Board by the Annual General Meeting held on April 27, 2000, relating to the purchase of own shares of the Company, which has not been exercised, be revoked. At the same time it is intended that the Executive Board be authorized anew to purchase own shares of the Company also by means of a public purchase offer and for all the purposes permitted by section 71 subsection 1 number 8 of the German Stock Corporation Act [AktG]. If own shares of the Company are purchased in order to satisfy option rights based on the stock option plan, it is necessary to exclude a subscription right of the other shareholders.

On item 9 on the agenda
Further amendments to the Articles of Incorporation

a)	Since the intention is to create a further conditional capital, it is recommended that the already existing conditional capital be termed
Bedingtes Kapital I.

b)	The former share certificates denominated DM 50, DM 100 and DM 1000 have been called in and invalidated with the approval of the Supervisory Board. As a result, a regulation in the Articles of Incorporation referring to these certificates must be annulled.

c)	Section 21 of the Articles of Incorporation is no longer in line with the law. In order to make future amendments unnecessary, the intention is that the Articles of Incorporation should only contain a reference to the applicable provisions of the law.


Participation conditions
Shareholders are entitled to participate in the Annual General Meeting and exercise voting rights, if they deposit their shares with:

a)	our Company, located at Muellerstrasse 178, 13353 Berlin,
b) a German notary public,
c) a Wertpapiersammelbank (securities clearing and depositing bank)
d)	a branch of one of the following banks:
	BHF-BANK AG
	Bankgesellschaft Berlin AG
	Bayerische Hypo- und Vereinsbank AG
	Commerzbank AG
	Deutsche Bank AG
	Delbrueck & Co.
	Dresdner Bank AG
	Landesbank Berlin - Girozentrale
	HSBC Trinkaus & Burkhardt KGaA
	Vereins- und Westbank AG
	M.M. Warburg Bank & Co KGaA

	United Kingdom:
	UBS Warburg Ltd.

	Switzerland:
	Credit Suisse First Boston
	UBS AG

during regular business hours and leave them deposited there until the end of the Annual General Meeting, or

e)	deposit their shares with another bank and have them barred until the end of the Annual General Meeting with the approval of one of the above-mentioned depositing agents.

Shares must be deposited in good time, so as to ensure that at least six full days between the date of deposit and the Annual General Meeting remain free. The shares must therefore be deposited no later than Thursday, April 19, 2001.

In cases b) and c) the deposit certificate must be submitted to our Company, Muellerstrasse 178, 13353 Berlin, no later than the first working day after expiration of the deposit deadline, i.e. Friday, April 20, 2001.
In case e) the depositing agent must have granted its approval by the final date for deposits.

Voting rights may be exercised by proxy - also by an association of shareholders. The power of attorney must be given in writing.

Berlin, March 16, 2001
Executive Board